Michael Fay	February 5, 2008

Accounting Branch Chief

United States Security and Exchange Commission CF/AD5

100 F Street, NE

Washington, D.C. 20549-3561

RE:	John Wiley & Sons Inc.
Form 10-K; For the Year Ended April 30, 2007
File Number: 001-11507

Dear Mr. Fay:

This letter sets forth the responses of the management of John Wiley & Sons Inc. (the “Company” or “JWS”) to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated January 22, 2008.

Management acknowledges that we are responsible for the adequacy and accuracy of the disclosures in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

The Company’s responses, set forth below, correspond to the comments as numbered in the staff’s letter.

Management’s Discussion and Analysis of Business, Financial Condition and Results of Operations

Higher Education, Key Acquisition/Collaborations

1. Please explain to us how you account for your relationship with Microsoft as their sole publishing partner, including how revenue generated and costs incurred are divided between parties, and how payments to and from them are characterized within your income statement. Also include how you account for assumed responsibility associated with the sale of existing Microsoft titles. Consider presenting the details of the arrangement including when revenue is recognized and the term of the agreement.

The JWS and Microsoft Learning Corporation (Microsoft) business relationship is governed by a confidential and proprietary publishing and distribution contract dated May 2006. Under the terms of the contract, JWS has the exclusive right to purchase and resell all previously published titles owned by Microsoft. In addition, JWS has the exclusive right to develop, publish and distribute new titles. JWS retains all rights, title and interest in new publications and will pay a predetermined variable royalty rate based upon a percentage of sales. The length of the agreement is fixed until June 2012 at which time the agreement can be cancelled by either party subject to an advance notification period. There were no payments between JWS and Microsoft at the inception of this agreement.

No new titles were published by JWS as of April 30, 2007. Once published, JWS will account for new published titles in accordance with the Company’s established accounting policies and practices for typical publishing arrangements.

Under the purchase/resell arrangement for previously published Microsoft titles, net revenue is generated as books are sold by JWS to third parties. JWS employees are responsible for establishing the prices of the publications to its customers as well as the marketing, sales and collection efforts (i.e., JWS holds the risk of loss related to collection). All revenues generated from the sale of previously published Microsoft books are retained by JWS.

JWS purchases previously published books from Microsoft at ****************** ******************. JWS takes title to the books upon delivery and maintains an inventory of Microsoft books for resale. The cost associated with purchasing these books is ultimately recognized within cost of sales at the time the revenue is recognized. No further payment or commitment is due to Microsoft for existing titles.

*********************************************************************** **************************************. No further 10K disclosure was deemed necessary as this arrangement was a typical publishing arrangement for JWS.

Fiscal Year 2007 Summary Results

2. Please explain to us the nature of the $13 million acquisition accounting adjustment to revenue and gross margins on Blackwell sales, including factors that caused the adjustment as well as how you determined the amount.

As part of the acquisition of Blackwell, JWS assumed a legal performance obligation to fulfill journal subscriptions to customers where cash subscriptions had been collected from customers by Blackwell prior to the acquisition. In accounting for the acquisition of this liability, the company referred to available guidance from EITF 01-3 (Accounting in a Business Combination for Deferred Revenue of an Acquiree).

The Company recognized that the carrying value of the deferred revenue liability of approximately $200 million as recorded on the acquiree’s pre-acquisition balance sheet did not represent the fair value of the liability at the date of acquisition. In determining fair value of the liability, the Company recomputed the liability on the date of acquisition based upon future direct and incremental costs of fulfilling the obligation plus a normal profit margin thereon. These included all costs related to the printing, editing and distribution of the subscriptions as well as any royalties due to third parties upon sale.

Accordingly, in determining the fair value of the liability, the Company reduced the carrying value of deferred subscription revenue. The deferred revenue recorded in purchase accounting is recognized as earned when the related journal issue is shipped and made available online over the term of the subscription in accordance with the Company’s normal revenue recognition policy. Since the vast majority of JWS and Blackwell’s subscriptions are on a calendar year basis, the amount of subscription revenue recognized by the company for the period of ownership in calendar 2007 was less than the full year subscription value and is not indicative of the revenue the Company will recognize in future years. The Company disclosed in Management’s Discussion & Analysis that Blackwell revenue for the year ended April 30, 2007 was adversely impacted by $13 million from this acquisition accounting adjustment. Furthermore, since the adjustment also impacts gross profit margin, the Company also disclosed the gross profit margin of Blackwell excluding the acquisition adjustment.

Non-GAAP Financial Measures

3. We note that you present non-GAAP adjusted net income which excludes tax benefits on dividend repatriated and the resolution of tax matters. Item 10(e) of Regulation S-K prohibits adjusting a non-GAAP financial performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of these adjustments is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Based upon the nature of these adjustments, we believe it would be difficult for management to demonstrate that their financial impact will disappear or become immaterial within a near-term finite period. In this regard, either (i) remove this presentation or (ii) tell us how management reasonably believes that these items are non-recurring events in nature and significantly revise your disclosure to provide the following as described by Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, located at http:/www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

Our objective in providing supplemental adjusted net income and earnings per share (EPS) data was to emphasize to the reader that these tax benefits are infrequent, unpredictable and should not be included in any expectation of future net income. Each adjustment was based upon unique isolated events driven by different circumstances. The pro forma adjustments can be looked at in two categories.

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The dividend repatriation adjustment reflects the fiscal year 2006 reversal of a fiscal year 2005 tax accrual on the repatriation of foreign dividends. The reversal resulted from a notice issued by the U.S. Internal Revenue Service on May 10, 2005 clarifying the treatment of taxes on foreign dividends repatriated under the American Jobs Creation Act of 2004 (AJCA). This was a one-time benefit provided for in the new tax law.

Given the significance of this amount and the non-recurring nature of this particular tax benefit, management was concerned that a reader of the annual report could anticipate a similar benefit in future net income and EPS unless fully informed otherwise. We therefore believed that it would be helpful to the reader’s understanding of our actual performance if we were to highlight the impact of the effect on net income and EPS through a separate table in management’s discussion and analysis of operating results. The Company also notes that the FASB Staff Position # 109-2 (Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004) describes the AJCA as a special one-time dividends received deduction.

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The resolution of tax matters adjustments relate to the reversal of income tax reserves upon the completion of discrete income tax audits. In fiscal year 2006, the Company reached an agreement with U.K. Inland Revenue on the completion of the fiscal year 2002 through 2004 audit of our wholly owned UK operating company. The finalization of the tax audit resulted in the release of $6.8 million of tax reserves. In fiscal year 2007, the Company reached agreements with the U.S. Internal Revenue Service and New York City Department of Finance on the completion of tax audits from fiscal years 2001 to 2003. The finalization of these tax audits resulted in the release of $5.5 million of tax reserves. Each reserve was established for specific tax positions taken in prior years under the criteria of FAS 109 (Accounting for Income Taxes).

While management recognizes these are similar types of benefits recognized within a two year period, the only similarity is that they are income tax related items. Each adjusted tax benefit was the result of a specific audit settlement in different tax jurisdictions for different tax years or the result of the one-time tax benefit through the change in tax law. We believe it was reasonable to expect that favorable tax reserve releases related to these specific events will not reoccur in the near-term future.

The nature of the income tax audits were such that the period between the provision for the reserve and the settlement with the tax authority was typically 4 to 5 years. Often the settlement included multiple fiscal years. Once the tax settlement was reached and the reserve adjusted accordingly we believed there would be no future impact on net income, EPS, cash and effective tax rates related to these specific events. We therefore believe that these items meet the non-recurring criteria of Regulation G.

Due to the significant effect that these items had on net income in the individual periods, we believe that by providing adjusted net income and EPS data, we increased the transparency of the issue to the reader, allowing them to both better understand the operating results for the period and predict future performance. Put differently, we feel the occurrence of these items were not indicative of continuing operations. We believe it was relevant for the reader to understand that normal operating performance as measured by net income and EPS, whether favorable or unfavorable, was not achieved through the timing and recognition of these events. While it has no bearing on regulatory reporting, management performance internally is measured excluding these one-time benefits for exactly the same reasons.

Using the 2007 Form 10-K Non-GAAP financial measures, we propose the following as an example of disclosure we would make should the Company present Non GAAP financial measures in future filings.( marked for changes from the 10-K):

The Company’s management internally evaluates its’operating performance excluding unusual and/or nonrecurring events. The Company believes excluding such events provide a more effective and comparable measure of current and future performance.

We also believe that excluding the effects of these tax benefits provides a more balanced view of the underlying dynamics of our business. These events resulted from the following unique isolated events and circumstances that have no future impact on net income and no current or future impact on cash flows.

The benefit on dividends repatriated reflects a one-time special tax benefit created though American Jobs Creation Act (AJCA) of 2004 as more fully described in footnote number 11 (Income Taxes) in the Company’s Consolidated Financial Statements.

The resolution of tax matters in fiscal year 2007 reflect the release of tax reserves due to the finalization and settlement of U. S. federal and state tax audits for tax years 2001 through 2003. The resolution of tax matters in fiscal year 2006 reflected the finalization and settlement of foreign tax audits for fiscal year 2002 through 2004. Each of these settlements were due to unrelated tax issues resolved through completion of the tax audit years for which there will be no future impact.

Since adjusted net income and adjusted earnings per share are not measures calculated in accordance with GAAP, they should not be considered as a substitute for other GAAP measures, including net income and earnings per share as indicators of operating performance. Accordingly, adjusted net income and adjusted earnings per diluted share are reconciled below to net income and earnings per share on a GAAP basis, for fiscal years 2007 and 2006.

Fiscal Year 2007 Segment Results

4. Please explain to us the nature of the reason for the change in product prices used to settle inter-segment sales.

Books sales transactions between JWS wholly owned affiliated companies take place on an arms-length distributor basis. To implement this methodology the Company maintains a discount matrix which establishes intercompany purchase prices. The matrix provides for a cost to the purchasing entity that is determined by standard discount percentages off list prices, by geography and line of business (Higher Education; Professional/Trade; Scientific, Technical, Medical).

The company periodically engages an outside consulting firm to review and evaluate our intercompany trading terms to ensure that prices reflect local market conditions. The study is done by comparing profitability of JWS intercompany sales to that of an external database of similar businesses. The study produces a range of acceptable operating income profitability on imports by country. In certain countries and for certain products, in prior years JWS had been at the low point of the operating income range. However, based upon the most recent study it was noted that Wiley’s pricing fell outside of the acceptable range for certain products and certain countries. Market factors had changed over a period of time which created the need for the change in JWS’s intercompany pricing. These were not one-time shifts in the market but rather gradual changes in the specific markets and lines of business in which the Company operates.

Consequently, as of the beginning of the Company’s 2007 fiscal year, May 1, 2006, the Company changed those intersegment product prices to fit within the acceptable range. While the adjustment affected segment results it had no impact on Consolidated Statement of Net Income.

Note 9: Goodwill and Other Intangible Assets

5. Please tell us the events and circumstances that resulted in your determination of an indefinite useful life for $120 million of your acquired publication rights pursuant to paragraph 16 of SFAS 142. Tell us the publishing rights that fall under this category and how long each imprint or brand has been generating revenue.

Regarding question number 5 we would like to reference for your benefit our response to the April 30, 2005 SEC comment letter - file number: 001-11507. We have incorporated certain relevant portion of our response to the 2005 letter within our response below.

Background

The value and longevity of an acquired publication right comes from the quality and reliability of the data previously published and customer recognition within the discipline or “field of study”. The finance, operations and acquisition functions of JWS (collectively, “management”) review the attributes of the Company’s acquisitions to assess the estimated useful life of assets acquired. Moreover, the Company from time-to-time consults with outside experts to assist in the determination of the estimated useful life of acquired intellectual property.

The distinction between acquired publishing rights (APR) that have an indefinite useful life and APR that has a finite life is based upon management’s evaluation using the criteria provided in FAS 142 (Goodwill and Other Intangible Assets). The most significant factors in determining the life of APR are the history and market strength of the brands and any legal, regulatory, or contractual provisions that may limit the useful life. Acquired publishing rights that have an indefinite life are typically characterized by intellectual property with a long and well-established revenue and cash flow stream resulting from strong and well-established imprint / brand recognition in a stable or growing segment of the market.

Each of the following criteria defined in paragraph 11 of SFAS 142 is assessed by management in determining the useful life of acquired publishing rights:

a. The expected use of the asset by the entity.

The Company evaluates its long-term strategy for future publication or imprint development of the acquired intellectual property and how it fits with similar Company- owned publications. This strategy considers the Company’s synergies with existing resources, disciplines, publications and business relationships along with the competitive strength of the acquired intellectual property.

b. The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate.

A comparison is made of the expected useful life of the APR to previously acquired rights within the Company’s intellectual property disciplines and product lines.

c. Any legal, regulatory, or contractual provisions that may limit the useful life.

Consideration is given to whether the selling party owns the titles or, alternatively, whether the ownership is contractually limited by a third party agreement. For example, in some acquisitions the selling party owns a limited contractual right to publish or use the imprint over a finite period of time. In other acquisitions, JWS may negotiate a contractual right directly with the owner of the intellectual property to publish a periodical or use an imprint for a term subject to renegotiation. The Company also considers copyright and trademark lives in determining expected useful life.

d. Any legal, regulatory, or contractual provisions that enable renewal or extension of the asset’s legal or contractual life without substantial cost (provided there is evidence to support renewal or extension and renewal or extension can be accomplished without material modification of the existing terms and conditions)

In considering legal, regulatory or contractual provisions, the Company reviews the probability and history of renewals and extensions. Consideration is given to whether renewals and extensions can be accomplished without material modification to existing terms.

e. The effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, legislative actions that results in an uncertain or changing regulatory environment, and expected changes in distribution channels)

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In estimating the expected life of acquired publication rights, the company gives significant consideration to the historical longevity of the existing acquired publications and imprint. The inception date of the majority the Company’s intellectual property that are identified as “indefinite life intangible assets” range from 25 years to 100 years old.

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The market or customer that the publications are intended for is considered in determining the longevity of the APR. For instance, publications which appeal to academic, corporate and government libraries that serve scientists, researchers, clinicians, students and professors are considered by the Company to have a longer life than publications which are of general consumer interest.

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An evaluation of the competitive strength of the publications and imprints acquired is performed and supported by trends of historical and recent growth. The measures of this competitive strength are circulation, sales and citation statistics and other criteria, which demonstrate customer recognition and demand for the publication contents.

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In addition to the historical longevity of the imprint and publications, the Company assesses the anticipated longevity or stability of the discipline or “field of study” to which the publishing right is related to. For instance a journal/periodical publication covering research in the areas of arthritis and rheumatism or a journal such as the Journal of Cancer would be considered as a longer-lived intangible asset as opposed to a publication covering the latest technological changes in software programming or management techniques. Availability or unavailability of other authoritative literature within the discipline is also considered.

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Other economic factors which may influence the Company determination of the life of the publication rights include anticipated changes in distribution methods that may affect the delivery of the product (i.e. print and/or electronic) and whether these changes will affect JWS’s identified competitive advantages.

f. The level of maintenance expenditures required to obtain the expected future cash flows from the asset (for example, a material level of required maintenance in relation to the carrying amount of the asset may suggest a very limited useful life).

The cost of maintaining expected future cash flows from the acquired intellectual property is typically minimal. The Company’s past strategic plans and actual results support this assumption.

Response

Approximately 97% of the $120 million of indefinite life APR is associated with the purchase of rights to publish Scientific, Technical and Medical subscription journals through well recognized imprints.

As of April 30, 2007, the Company’s wholly owned subsidiary Wiley- VCH Verlag accounts for 75% or $91 million of the indefinite life APR of the $120 million. The Company acquired direct ownership of all the journal publication rights associated with VCH Publishing Group (VCH) in Weinheim, Germany in 1996. VCH consisted of three major imprints, which published over 70 journals in chemistry, life sciences, technology, civil engineering, architecture, physics and mathematics. Upon the adoption of FAS 142 in May 2002, the Company assessed the expected useful life of all its previously acquired publication rights. About 70% of the acquired VCH journal revenue was derived from publications and imprints that were launched more than 25 years ago, with several in existence for as long as 100 years. Consequently, management determined in 2002 that given the long and stable operating history of these well-established and highly-regarded journal imprints, an identifiable economic life could not be established with reasonable certainty and therefore the publication rights acquired were determined to be of “indefinite life”.

The indefinite life assessment is reassessed periodically and continues to be supported by subsequent financial history. In fiscal year 2007, revenue generated from VCH subscription journal titles was **************************** was from journals with lives that have been in publication for more than 25 years.

Summary

The most significant factors considered by the Company in determining the indefinite useful life of acquired publishing right was the established longevity of the intellectual property, combined with the strength and the expected future sustainability of cash flows. Acquired assets of the type we ultimately identify as “indefinite life” typically have had a very long operating history and there is reasonable expectation, in consideration of the factors noted above, that it will continue to perform financially in a similar manner indefinitely. These factors, along with the attributes described above, provide the basis for our determination that the acquired publishing rights have an indefinite useful life.

Each reporting period, the Company evaluates the remaining useful life of intangible assets not amortized to determine whether events & circumstances continue to support an indefinite useful life.

If you have any further questions please do not hesitate to contact me.

Sincerely,

/s/ Ellis E. Cousens

Executive Vice President and

Chief Financial Officer